                                                                 Exhibit (b)(6)

                           HEALTHCARE PROPERTY APPRAISERS
                                  OF AMERICA, INC.

                                Post Office Box 2227
                       Hwy. 64 E., Laurel Terrace, 2nd Floor
                           Cashiers, North Carolina 28717
                                Phone: 704-743-5204
                                 Fax: 704-743-1730


April 10, 1997

Mr. David Brickman
Capitol Senior Living, Inc.
14160 Dallas Parkway
Dallas, TX 75240

Re:  The Sandybrook Center
     Mt. Dora, Florida

Dear Mr. Brickman:

HealthCare Property Appraisers of America, Inc. has inspected The Sandybrook Center for the purpose of estimating the Market Value of its fee simple estate. All factors which might influence the value of this property were investigated and fully considered to the best of our ability. We have performed a Complete Appraisal and report our findings here in the form of a Self-Contained Appraisal Report, which describes the appraisal method and contains the information necessary for forming realistic conclusions. The supporting data analyses and conclusions are an integral part of this report. The maps, sketches, and statistics are included to aid the reader in visualizing the property. Your attention is directed to the section entitled: "Underlying Assumptions and Limiting Conditions Section" which provides the basis for all conclusions and the Final Value Estimate.

Based on the enclosed data and analyses, we believe the Subject Property described herein had a Market Value, as of March 19, 1997 in its present physical condition of

                                      $500,000

The above value includes no value for the building improvements and assumes a buyer cannot be found who can use and will pay something for the building improvements. We rate the probability of the subject's being able to attract such a buyer who would allocate any value to the building improvements us only FAIR.

The value conclusions in this report assume that this property is not subject to any existing leases or management contracts. We have assumed that any new owner would be free to negotiate a new lease or management contract if they so desired.

After studying the sales history of similar properties, the Appraiser estimates a reasonable marketing period for the subject property to be twelve months.

This appraisal constitutes a Complete Appraisal and this report is a Self-Contained Appraisal Report as defined by the Uniform Standards of Professional Appraisal Practice (USPAP).

I appreciate the opportunity to provide these appraisal services to you. If you have any questions on this report or any other matters, please do not hesitate to call.

Respectfully submitted,




J. MICHAEL BURROUGHS, MAI, SRA
State Certified General Appraiser, #A218
President

JMB:ela

                        SUMMARY OF IMPORTANT CONCLUSIONS
                  SELF-CONTAINED REPORT OF A COMPLETE APPRAISAL

Subject Property:                            The Sandybrook Center

Property Location:                           19650 U.S. Hwy East 441
                                             Mt. Dora, Florida

Effective Date:                              March 19, 1997

Report Date:                                 April 10, 1997

Purpose of Appraisal:                        Market Value

Area of Site:                                19.63 acres (approx.)

Highest and Best Use:                        For Office Complex Use

Improvements:

   Number of Bed:                            36 Beds

   Building Size:                            37,270 sf (approx.)

   Building Date:                            1985

MARKET VALUE:

(Assumes No Building Value)

   Land                                      $500,000

   Building Improvements                            0
                                             --------

   Total Real Estate                         $500,000


                                                                             3